Exhibit 99.2

an Exploration Stage Company

Interim Consolidated Financial Statements

January 31, 2011

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Balance Sheets
(unaudited)

(in Canadian dollars)	January 31, 2011	April 30, 2010
Assets
Current assets
Cash and cash equivalents	$84,534	$152,382
Cash in escrow (note 6)	2,741,644	-
Restricted cash (note 13)	63,889	64,081
Accounts receivable	164,198	464,314
Prepaid expenses	439,017	111,953
	3,493,282	792,730
Oil and gas assets (note 2)	26,647,133	24,392,196
Administrative assets	16,821	81,230
Long-term receivable (note 3)	225,991	312,495
Reclamation deposits (note 5)	144,185	143,047
	$30,527,412	$25,721,698

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$755,774	$756,205
Line of credit (note 4)	74,931	-
Asset retirement obligations (note 5)	263,540	249,550
	1,094,245	1,005,755
Asset retirement obligations (note 5)	596,767	530,153
Convertible notes (note 6)	7,711,692	-
	9,402,704	1,535,908

Shareholders’ Equity
Share capital (note 7 (a))	83,605,475	83,605,475
Preferred shares (note 7 (b))	-	2,021,126
Warrants and Preferred B option (note 7 (c))	870,770	500,000
Equity portion of convertible notes (note 6)	886,117	-
Contributed surplus (note 11)	23,085,633	22,706,033
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(86,760,654)	(84,084,211)
	21,124,708	24,185,790
	$30,527,412	$25,721,698

Going concern (note 1)
Contingency and contractual obligation (note 16)
Subsequent events (note 17)

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(unaudited)

					From Exploration Stage
	Three months ended January 31		Nine months ended January 31		Inception on November 1,
	2011	2010	2011	2010	2006 through January 31, 2011

Interest income	$-	$2,880	$-	$6,153	$1,137,109
Expenses
Impairment of oil and gas assets	-	-	-	-	41,345,891
General and administrative (note 12)	404,135	817,912	1,701,873	2,371,934	21,269,981
Financing costs	-	-	-	-	2,466,000
Loss on marketable securities	-	-	-	-	2,094,000
Foreign exchange (gain) loss	(59,892)	21,359	(234,266)	105,759	1,555,965
Interest and accretion on convertible notes	191,436	-	372,742	-	643,791
Interest on line of credit	12,567	-	42,272	-	42,272
Depreciation and accretion	39,580	41,861	117,838	126,082	566,040
	587,826	881,132	2,000,459	2,603,775	69,983,940
Net loss and comprehensive loss for the period	(587,826)	(878,252)	(2,000,459)	(2,597,622)	(68,846,831)

Accumulated deficit, beginning of period	(86,735,461)	(81,246,899)	(84,646,844)	(79,511,529)	-
Dividends declared (note 7 (b))	-	(44,536)	(83,264)	(60,536)	(306,100)
Deficit adjustment on shareholder transactions (notes 7 (b) and (c))	-	-	(592,720)	-	(592,720)
Deficit adjustment on related party acquisitions	-	-	-	-	(17,257,043)
Adoption of new accounting standard	-	-	-	-	242,040
Accumulated deficit, end of period	$(87,323,287)	$(82,169,687)	$(87,323,287)	$(82,169,687)	$(86,760,654)

Net loss per share
Basic and diluted (note 10)	$(0.00)	$(0.01)	$(0.02)	$(0.02)
Weighted average shares outstanding
Basic and diluted	133,289,472	133,289,472	133,289,472	133,289,472

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months ended January 31		Nine months ended January 31		From Exploration Stage Inception on November 1, 2006 through
	2011	2010	2011	2010	January 31, 2011
Operating activities
Net loss	$(587,826)	$(878,252)	$(2,000,459)	$(2,597,622)	$(68,846,831)
Items not involving cash
Impairment of oil and gas assets	-	-	-	-	41,345,891
Stock-based compensation (note 12)	(148,828)	131,531	287,396	254,238	7,275,226
Unrealized foreign exchange (gain) loss	(52,049)	2,594	(216,841)	(322,754)	1,625,315
Interest and accretion on convertible notes	103,002	-	199,834	-	470,883
Depreciation and accretion	39,580	41,861	117,838	126,082	566,040
Financing costs	-	-	-	-	2,466,000
Loss on marketable securities	-	-	-	-	2,094,000
Change in non-cash working capital	(100,870)	134,456	263,169	(6,955)	732,704
	(746,991)	(567,810)	(1,349,063)	(2,547,011)	(12,270,772)
Financing activities
Line of credit proceeds	74,931	-	74,931	-	74,931
Proceeds from issuance of convertible notes, net of transaction costs	3,900,025	-	6,288,291	-	6,288,291
Proceeds from issuance of preferred shares, warrants and options	-	-	-	2,298,290	2,298,290
Proceeds from issuance of common shares	-	-	-	-	53,141,108
Proceeds from exercise of stock options and warrants	-	-	-	-	507,373
Notes payable	-	-	-	-	(40,000)
Change in non-cash working capital	(2,231,694)	-	(2,741,644)	-	(2,741,644)
	1,743,262	-	3,621,578	2,298,290	59,528,349
Investing activities
Expenditures on oil and gas assets, net of pre-commercial oil sales	(892,543)	(1,525,269)	(2,219,500)	(2,619,813)	(39,432,674)
Expenditures on administrative assets	-	(6,408)	(3,142)	(6,408)	(425,550)
Disposition of oil and gas assets	-	-	-	2,163,400	2,553,400
Acquisitions, net of cash acquired	-	-	-	-	(4,591,789)
Long-term accounts receivable	74,233	-	86,504	-	(225,991)
Marketable securities	-	-	-	-	(1,851,960)
Change in restricted cash and reclamation deposits	3,156	(537)	(946)	47,720	(208,074)
Change in non-cash working capital	(141,375)	(525,586)	(203,464)	(519,223)	(804,827)
	(956,529)	(2,057,800)	(2,340,548)	(934,324)	(44,987,465)
Change in cash and cash equivalents	39,742	(2,625,610)	(68,033)	(1,183,045)	2,270,112
Exchange rate fluctuations on cash and cash equivalents	(5,736)	(3,424)	185	204,525	(2,193,391)
Cash and cash equivalents, beginning of period	50,528	3,417,072	152,382	1,766,558	7,813
Cash and cash equivalents, end of period	$84,534	$788,038	$84,534	$788,038	$84,534

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)
These unaudited interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and on a basis consistent with the audited April 30, 2010 consolidated financial statements except that certain disclosures have been condensed or omitted.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited April 30, 2010 consolidated financial statements and the notes contained therein.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of period financial statements necessarily involves the use of estimates and approximations for which actual results could differ.

1.	Exploration Stage and Going Concern:

MegaWest is an exploration stage company that is developing heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and its activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations.

On July 30, 2010, the Company raised US $2.5 million in a financing with a group of its existing shareholders (see note 6).  In December 2010 and January 2011, the Company raised a total of US $4 million with institutional and private investors (see note 6). The Company has used its available cash primarily for exploration activities on its Missouri oil projects and it will need to raise additional funds within the next 12 months by means of additional equity issuances, debt financing or selling of working interests in order to discharge its liabilities and continue these exploration activities.

While the outcome of fund raising and exploration activities cannot be determined at this time, these financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is significant uncertainty about the ability of the Company to continue to use the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

2.	Oil and Gas Assets:

The Company remains in the exploration stage.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project:
Cost	Missouri (a)	Kentucky(b)	Montana (c)	Kansas (d)	Other (e)	Total
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$96,112	$1,340,449	$24,392,196
Additions	3,355,737	101,331	-	4,828	-	3,461,896
Pre-commercial oil sales, net	(1,206,959)	-	-	-	-	(1,206,959)
Balance, January 31, 2011	$21,140,688	$3,367,973	$697,083	$100,940	$1,340,449	$26,647,133

During the three and nine months ended January 31, 2011, the Company capitalized $53,434 and $166,987, respectively (three and nine months ended January 31, 2010 - $25,197 and $89,749), of administrative costs and $720 and $5,120, respectively (three and nine months ended January 31, 2010 - $1,977 and $9,270), of stock-based compensation costs, which have been included as part of the Missouri project additions.

In conjunction with the Preferred B Option (note 7(c)), Mega Partners 1, LLC (“MP1”) obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

(a)	Missouri

Effective July 1, 2010, MegaWest reacquired a 10% working interest in the Company’s Marmaton River and Grassy Creek projects in exchange for a 2.75% gross overriding royalty (“GOR”) interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects. At January 31, 2011, the Company had an average 100% working interest in approximately 38,119 unproved net mineral acres of oil and gas leases. Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

The Missouri projects remain in a pre-commercial stage.  During the nine months ended January 31, 2011, $1,206,959 of oil sales, net of royalties, have been recorded against the costs (cumulative oil sales, net of royalties, recorded against the costs from fiscal 2007 to January 31, 2011 - $4,073,244).

(b)	Kentucky

The Company has a 37.5% working interest in the shallow rights and an additional 37.5% working interest in the deep rights in certain oil and gas leases totaling approximately 29,147 unproved net mineral acres (10,930 company net acres).

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved net mineral acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties shall be pooled and be subject to the new agreement, including approximately 1,000 net acres owned by the Farmee which are contiguous with Farmor’s leases.

In 2011, the Farmee, at its sole cost, will drill, test and complete or abandon wells at locations of its choice on the joint lands, test production technologies and construct any production facilities required.  Upon Farmee recovering all of its project development costs out of 100% of the working interest revenue attributable to each production project on the joint lands, the working interest in, and revenue from, each such project will be shared 50% by the Farmee and 50% by the Farmor (MegaWest 18.75%, working interest partner 31.25%).  During each year of the 4-year term of this agreement, the Farmee is required to pay all lease rentals attributable to the joint lands and drill a sufficient number of wells to hold a minimum of 15% of the joint lands.  The parties will share any sale proceeds from the pooled lands, net of cost recovery, in proportion to their respective working interests.

(c)	Montana

The Montana leases include an average 55.3% working interest in 15,688 unproved net mineral acres in Montana covering two prospects, Teton and Devils Basin.

(d)	Kansas

The Chetopa project consists of a 100% interest in two oil and gas leases covering 385 net mineral acres located two miles south of Chetopa, Kansas.  The project was suspended in fiscal 2009.  The carrying value of the Chetopa project represents the estimated salvage value of the equipment.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

(e)	Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

3.	Long-term Receivable:

The $225,991 (April 30, 2010 - $312,495) long-term receivable is related to capital and operating costs owing from a joint venture partner on the  Marmaton River and Grassy Creek projects in Missouri. In July 2010, the Company and the joint venture partner entered into an arrangement whereby the Company acquired the partner’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010 (note 2 (a)).  Under this arrangement, the Company will recover the balance owing from 50% of the gross overriding royalty payments to the partner. During the time the receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S bank prime rate plus 3%.

4.	Natural Gas Purchase Line of Credit Agreement:

On April 29, 2010, the Company entered into a natural gas purchase line of credit agreement with a private lender for a line of credit for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects.   The credit facility is available up to a maximum of US$1.0 million at a fixed interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note granting security to the lender over certain properties owned by the Company in Missouri.   The credit agreement can be terminated by the Company upon 30 days’ notice.

The April 29, 2010 line of credit was terminated and the Company subsequently entered into a similar one on the same terms. As of January 31, 2011, the Company had drawn $74,931 (April 30, 2010 - $nil) on the credit facility.  The line of credit was repaid in February 2011 and then terminated.

5.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of such payments.  The present value of this obligation has been projected using estimates of the future costs denominated in US dollars.  The Company estimated the present value of its asset retirement obligations at January 31, 2011 based on a future undiscounted liability of $1,189,005 (US$1,188,292).  These costs are expected to be incurred within one to fifteen years.  A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

Changes to the asset retirement obligation were as follows:
Balance, April 30, 2010	$779,703
Additions	30,317
Accretion	50,287
Balance, January 31, 2011	860,307
Current portion for cash flows expected to be incurred within one year	(263,540)
Long-term portion	$596,767

As at January 31, 2011, the Company has $144,185 (April 30, 2010 - $143,047) of cash deposits with authorities to secure certain abandonment liabilities in Missouri.

6.	Convertible Notes:

On July 30, 2010, the Company closed a financing (the “July 30, 2010 Financing”) with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the Marmaton River and Grassy Creek projects (note 2 (a)) in exchange for a 2.75% overriding royalty interest on the same properties.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

On December 28, 2010 and January 31, 2011, the Company issued a total of US $4 million senior secured convertible notes (“Senior II Notes”).

The following table details the Senior Notes and Junior Notes outstanding as at January 31, 2011:

	Face Value	Liability Component	Equity Component	Senior Warrants
Senior I Notes (note 6(a))	$2,586,250	$2,344,565	$60,137	$73,500
Senior II Notes (note 6(b))	4,005,160	3,385,808	234,000	286,000
	6,591,410	5,730,373	294,137	359,500
Junior Notes (note 6(c))	2,587,355	1,981,319	591,980	-
Balance, January 31, 2011	$9,178,765	$7,711,692	$886,117	$359,500

The following table details the continuity of convertible notes for the period ended January 31, 2011:

	Face Value	Liability Component	Equity Component	Senior Warrants
Balance, April 30, 2010	$-	$-	$-	$-
Issued	9,178,765	7,933,148	886,117	359,500
Transaction costs	-	(303,119)	-	-
Interest and accretion	-	194,435	-	-
Foreign exchange gain	-	(112,772)	-	-
Balance, January 31, 2011	$9,178,765	$7,711,692	$886,117	$359,500

(a)	Senior Secured Convertible Notes(“Senior I Notes”)

On July 30, 2010, the Company issued US$2.5 million (Cdn$2,586,250) principal amount of Senior I Notes.  The Senior I Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Senior I Notes mature on January 30, 2012 and are convertible at any time at the holder’s option at a conversion price of $0.05 per common share.  The Senior I Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if the underlying shares are freely tradable and common shares of the Company trade at or above $0.25 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US$75,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days’ notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the conversion price.

The Senior I Notes are senior secured obligations of the Company secured by the Company’s oil and gas assets in the state of Missouri.

In addition, one warrant (“Senior I Warrants”) has been issued to the Senior I Note holders for each $0.05 principal amount of the Senior I Notes for a total of 50,000,000 Senior I Warrants.  The Senior I Warrants are exercisable at $0.05 per share until July 29, 2013.

The liability component of the Senior I Notes was recorded at $2,319,910 representing the estimated fair value of the debt obligation, net of the estimated fair value of the conversion feature of $60,137, the estimated fair value of the Senior I Warrants of $73,500 and transaction costs of $128,690.  The fair value of the liability component was determined based on the present value of expected future cash flows.  The residual value was bifurcated between the conversion feature and Senior I Warrants based on their pro-rata portion of fair values estimated using the Black-Scholes pricing model based on a risk free rate of 1.63%, expected volatility of 171% and an expected life of 18 months to 3 years.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

On December 28, 2010, the conversion price of the Senior I Notes was reduced to $0.02 per share and the exercise price of the Senior I Warrants was reduced to $0.025 per share pursuant to the terms described in note 6(e).

(b)	Senior Secured Convertible Notes(“Senior II Notes”)

On December 28, 2010 and January 31, 2011, the Company issued US$1.2 million and US$2.8 million, respectively of principal amount of Senior II Notes for total gross proceeds of US$4 million (Cdn$4,005,160).  The Senior II Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter.  The Senior II Notes mature 18 months after closing (June 28, 2012 or July 31, 2012) and are convertible at any time at the holder’s option at a conversion price of $0.02 per common share.  The Senior II Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if the underlying shares are freely tradable and common shares of the Company trade at or above $0.25 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US$75,000 per day for the same period. In the event of redemption before the end of the term, there will be a 15% premium due on the investment amount. The Company will give 30 days’ notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the conversion price.

The Senior II Notes are senior secured obligations of the Company secured by the Company’s oil and gas assets in the state of Missouri.

In addition, one warrant (“Senior II Warrants”) has been issued to the Senior II Note holders for each $0.05 principal amount of the Senior Notes for a total of 80,000,000 Senior II Warrants.  The Senior II Warrants have an exercise price of $0.025 per share, of which 24,000,000 are exercisable until December 28, 2013 and 56,000,000 are exercisable until January 31, 2014.

The liability component of the Senior II Notes was recorded at $3,485,160 representing the estimated fair value of the debt obligation, net of the estimated fair value of the conversion feature of $234,000, the estimated fair value of the Senior II Warrants of $286,000 and transaction costs of $105,135.  The fair value of the liability component was determined based on the present value of expected future cash flows.  The residual value was bifurcated between the conversion feature and Senior Warrants based on their pro-rata portion of fair values estimated using Black-Scholes pricing model scenarios based on the application of a 40% - 50% liquidity discount, a risk free rate of 1.67% to 1.84%, expected volatility of 75% and an expected life of 18 months to 3 years.

For a period of one year following the closing date, while the Senior II Notes remain outstanding, the investors shall have a right to 100% participation in future financings of the Company subject to a 10-day notice period. While the Senior II Notes remain outstanding, investors shall have a pro-rata right of participation in all future financings based on the amounts invested by the investors.

As at January 31, 2011, $2,741,644 (US$2,740,000) of the Senior II Note proceeds were held in an escrow account.

(c)	Junior Secured Convertible Notes

On July 30, 2010, the Company converted 22,000 Preferred A Shares plus US$301,069 of accumulated dividends (note 7(b)) into US$2,501,069 (Cdn$2,587,355) of junior secured convertible notes (the “Junior Notes”).  The Junior Notes pay interest quarterly at an annual rate of 5% in cash or 7.5% in additional Junior Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Junior Notes mature on July 30, 2013 and are convertible at any time at the holder’s option at a conversion price of $0.05 per common share.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible at the Company’s option or convertible into common shares at the Company’s option provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.   In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days’ notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the conversion price.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

The Junior Notes are secured by the same assets as the Senior I and II Notes, but rank behind the Senior I and II Notes in priority.

The liability component of the Junior Notes was recorded at $1,922,430 representing the fair value of the obligation, net of the conversion feature of $591,980 and transaction costs of $69,294.   The fair value of the liability component was determined based on the present value of expected future cash flows.  The residual value was ascribed to the conversion feature.

On December 28, 2010, the conversion price of the Junior Notes was reduced to $0.02 per share pursuant to the terms described in note 6(e).

(d)	Additional features of the July 30, 2010 Financing

Preferred B Option

The expiry date for the Preferred B Option period was extended from November 24, 2010 to May 24, 2011 (note 8(b)). The $11,270 value of the extension has been recorded as a direct charge to accumulated deficit and was estimated using the Black-Scholes pricing model based on a risk free rate of 2.23%, expected volatility of 152% and a 9 month period.

Share Consolidation

As part of the financing, the investors and the Company have agreed that the Company will endeavor to effect a share consolidation on the basis of one new common share for a minimum of five existing common shares at the next Annual and Special Meeting.

Anti-Dilution

The investors in the Senior I Notes and the Junior Notes shall be extended full anti-dilution protection on all convertible securities including notes and warrants. Following an anticipated five for one share consolidation, the anti-dilution protection shall have a floor of US$0.10 per common share until July 29, 2013.

Right of Participation

Until July 29, 2011, while either the Senior I Notes or the Junior Notes remain outstanding, the investors shall have a right to 100% participation in future financings of the Company subject to a 15-day notice period. While the Senior I Notes and the Junior Notes remain outstanding, investors shall have a pro-rata right of participation in all future financings based on the amounts invested by the investors.

(e)	Lower Price Issuances

In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices described above, the conversion price of the Senior I and II Notes and Junior Notes and the exercise price of the Senior I and II Warrants shall automatically be reduced to such lower prices.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

7.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Issued Common Shares:

	Number	Amount
Balance, April 30, 2010 and January 31, 2011	133,289,472	$83,605,475

(b)	Preferred A Shares:

	Number	Amount
Issued	22,000	$2,379,740
Preferred A Warrants and Preferred B Option (note 7(c))	-	(500,000)
Dividends	-	222,836
Issue costs	-	(81,450)
Outstanding, April 30, 2010	22,000	2,021,126
Dividends	-	83,264
Foreign exchange	-	(98,485)
Outstanding, July 30, 2010	22,000	2,005,905
Deficit adjustment on shareholder transaction	-	581,450
Exchanged (note 6(b))	(22,000)	(2,587,355)
Outstanding, January 31, 2011	-	$-

Preferred A Shares

On August 28, 2009, the Company issued 22,000 Series A convertible preferred shares (the “Preferred A Shares”), with a stated value of US$100 for gross proceeds of $2,379,740 (US$2,200,000) and convertible into common shares at US$0.07 per common share.

Preferred A Shares carried a cumulative quarterly dividend at 5% payable in cash or, at the Company’s discretion, at 7.5% payable in additional Preferred A Shares.  As at July 30, 2010, the Company had declared a total of $306,100 (US$301,069) (April 30, 2010 - $222,836 (US$ 221,507)) of accumulated dividends.  Dividends were calculated at a 15% rate pursuant to the Preferred Share Subscription Agreement because the Company was in default on paying dividends as they came due on a quarterly basis.

On July 30, 2010, the Company exchanged 22,000 Preferred A Shares and US$301,069 of accumulated dividends for $2,587,355 (US$2,501,069) of Junior Notes (see note 6(c)) through a transaction with existing shareholders.  In conjunction with the exchange, the Company recognized a $581,450 deficit adjustment representing the difference between the $2,005,905 carrying value of preferred shares and the $2,587,355 fair value of the convertible note on the exchange date.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

(c)	Warrants and Preferred B Option:

	Preferred A Warrants		Preferred B Option		Senior Warrants		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
Outstanding, April 30, 2010	15,400,000	$350,000	-	$150,000	-	$-	$500,000
Senior I Warrants (note 6(a))	-	-	-	-	50,000,000	73,500	73,500
Senior II Warrants (note 6(b))	-	-	-	-	80,000,000	286,000	286,000
Preferred B Option extension (note 6 (d))	-	-	-	11,270	-	-	11,270
Outstanding, January 31, 2011	15,400,000	$350,000	-	$161,270	130,000,000	$359,500	$870,770

Preferred A Warrants

In conjunction with the Preferred A Shares issuance, the Company issued 15,400,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  All of the Preferred A Warrants are outstanding as at January 31, 2011 and the Company has no effective registration statement in effect related to the Preferred A Warrant shares.

Preferred B Option

Junior Note holders had an option (the “Preferred B Option”) to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until November 24, 2010, convertible at US$0.10 per common share. In conjunction with the Senior Note financing, the Preferred B Option period was extended to May 24, 2011 (note 6(d)).  The $11,270 value of the extension was recognized as a deficit adjustment related to a shareholder transaction.

After 12 months from the date of issue, the Company may force the conversion of the Series B preferred shares provided: i) production from the Deerfield area is 3,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. Should Series B preferred shares having a stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the board of directors of the Company.  As at January 31, 2011 conditions for forced conversion have not been met.

In conjunction with the exercise of the Preferred B Option, the Company will issue up to 10,000,000 warrants. Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

8.	Consulting Warrants:

During 2010, the Company granted the following warrants to consultants for professional services for which the estimated fair value is amortized over the term of the related consulting agreements:

Date of Issue	Number of Warrants	Exercise Price		Expiry Date	Fair Value	Expense for the nine months ended January 31, 2011
July 30, 2010	3,600,000	$0.025	(1)	July 30, 2013	$110,000	$73,333
December 28, 2010	20,000,000	$0.025		December 28, 2013	55,000	4,586
	23,600,000				$165,000	$77,916

(1)	On December 28, 2010, the exercise price was reduced from $0.05 to $0.025 per share pursuant to the terms described in note 6(e).

The fair value of the warrants was estimated using the Black-Scholes pricing model based on the application of a 40% - 50% liquidity discount, a risk free rate of 1.63% to 1.68%, expected volatility of 75% and an expected life of 3 years.

All of the warrants are outstanding and exercisable at January 31, 2011, with a weighted average exercise price of $0.025 per share and a weighted-average life remaining of 2.85 years.

9.	Stock Options:

MegaWest has two equity incentive plans, one intended for Canadian employees and one for US employees.  The number of shares reserved for issuance in aggregate under both plans was limited to 10% of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

On January 1, 2011, the Company granted 5,000,000 stock options exercisable at $0.05 per share.  These options vest in three tranches on the first, second and third anniversaries of the grant date and expire on January 1, 2015.  The fair value of these options was estimated at $135,000 ($0.027 per option)  calculated using the Black-Scholes pricing model with the following assumptions: 0% dividends, 174% expected volatility, 2.49% risk-free interest rate and an expected maturity of 4 years.

The following table summarizes the changes in stock options:
	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2010	10,698,000	$	US 0.30
Granted	5,000,000	$	US 0.05
Expired	(2,085,000)	$	US 0.50
Forfeited	(2,875,000)	$	US 0.25
Outstanding, January 31, 2011	10,738,000	$	US 0.16

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

The following table summarizes information about the options outstanding and exercisable at January 31, 2011:

		Options Outstanding				Options Exercisable
Exercise Price		Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price		Options	Weighted Avg. Exercise Price
$	US0.05 - $0.18	9,736,500	3.0 years	$	US 0.10	2,086,375	$	US 0.15
$	US0.45 - $0.62	501,500	1.7 years	$	US 0.45	376,500	$	US 0.45
$	US1.00	500,000	1.3 years	$	US 1.00	500,000	$	US 1.00
		10,738,000	2.8 years	$	US 0.16	2,962,875	$	US 0.33

10.	Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of Preferred A Shares, Preferred A Warrants and Preferred B Option as well as stock options and common share purchase warrants are anti-dilutive.

11.	Contributed Surplus:
Balance, April 30, 2010	$22,706,033
Stock-based compensation expense	214,600
Consulting warrants (note 8)	165,000
Balance, January 31, 2011	$23,085,633

12.	General and Administrative Expenses:

General and administrative expenses for the three and nine months ended January 31, 2011 and 2010 and from exploration stage inception on November 1, 2006 to January 31, 2011 are as follows:

	Three months ended January 31		Nine months ended January 31		From Exploration Stage Inception on November 1, 2006 through
	2011	2010	2011	2010	January 31, 2011
Stock-based compensation:
Stock options	$28,100	$125,460	$214,600	$255,460	$4,433,678
Shares issued for services	-	8,048	-	8,048	1,898,462
Consulting warrants	(176,208)	-	77,916	-	1,678,716
Less: capitalized portion	(720)	(1,977)	(5,120)	(9,270)	(735,630)
	(148,828)	131,531	287,396	254,238	7,275,226

Salaries and benefits	244,979	517,420	765,581	1,202,587	9,087,427
Professional fees	232,331	51,896	527,538	246,725	2,468,121
Investor relations	4,558	26,122	49,260	40,792	1,040,154
Office and administration	118,259	110,808	208,494	697,703	3,668,953
Information technology	6,270	5,332	30,591	19,638	497,851
Less: capitalized portion	(53,434)	(25,197)	(166,987)	(89,749)	(2,767,751)
	552,963	686,381	1,414,477	2,117,696	13,994,755
	$404,135	$817,912	$1,701,873	$2,371,934	$21,269,981

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

13.	Supplemental Cash Flow Information:

	Three months ended January 31		Nine months ended January 31		From Exploration Stage Inception on November 1, 2006 through
	2011	2010	2011	2010	January 31, 2011
Cash interest paid (received)	$11,654	$(2,880)	$42,727	$(6,153)	$(1,094,837)
Cash taxes paid	$-	$-	$-	$-	$-

	January 31, 2011	April 30, 2010
Cash and cash equivalents	$84,534	$152,382
Cash in escrow (note 6(b))	2,741,644	-
Restricted cash	63,889	64,081
	$2,890,067	$216,463

Total restricted cash of $63,889 (April 30, 2010 - $64,081) consists of deposits made to secure a letter of credit and corporate credit cards.

On July 30, 2010, the Company converted 22,000 Preferred A Shares plus accumulated dividends thereon into $2,587,355 Junior Notes as disclosed in note 6(c).

14.	Related Party Transactions:

All related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount agreed upon by the transacting parties.  Except as disclosed elsewhere in these financial statements, the Company had the following related party transaction:

During nine months ended January 31, 2011, the Company paid $127,789 (nine months ended January 31, 2010 - $49,939) in professional fees by a law firm in which the Corporate Secretary of the Company is a partner, of which $104,964 is included in convertible note transaction costs and $22,825 is included in general and administrative expenses.

15.	Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three months ended January 31, 2011			Three months ended January 31, 2010
	Canada	USA	Total	Canada	USA	Total
Interest income	$-	$-	$-	$1,177	$1,703	$2,880
Expenses	586,402	1,424	587,826	714,791	166,341	881,132
Loss and comprehensive loss for the period	(586,402)	(1,424)	(587,826)	(713,614)	(164,638)	(878,252)

Oil and gas asset additions, net of pre-commercial sales		893,263	893,263	-	1,525,268	1,525,268
Administrative asset additions	-	-	-	6,408	-	6,408

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

	Nine months ended January 31, 2011			Nine months ended January 31, 2010
	Canada	USA	Total	Canada	USA	Total
Interest income	$-	$-	$-	$4,450	$1,703	$6,153
Expenses	1,991,581	8,878	2,000,459	2,324,689	279,086	2,603,775
Loss and comprehensive loss for the period	(1,991,581)	(8,878)	(2,000,459)	(2,320,239)	(277,383)	(2,597,622)

Oil and gas assets	1,340,449	25,306,684	26,647,133	1,827,047	23,393,074	25,220,121
Administrative assets	4,534	12,287	16,821	152,432	-	152,432

Oil and gas asset additions, net of pre-commercial sales	-	2,254,937	2,254,937	-	2,619,813	2,619,813
Administrative asset additions	3,142	-	3,142	6,408	-	6,408

16.	Contingency and Contractual Obligations:

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,187 which otherwise would have been due as follows:

Year Ended April 30
2011	$447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$1,510,816

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and nine months ended January 31, 2011
(in Canadian dollars unless otherwise indicated)

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligation:

At January 31, 2011 pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $381,000 under certain events around employment termination.

(c)	Consulting Fee:

On December 28, 2010, the Company executed a consulting agreement for professional services.  Pursuant to the agreement, the Company is required to pay a fee of US $250,000 payable at the Company’s option in cash or 12,500,000 shares of the Company.  In addition, the Company issued 20,000,000 warrants to the consultant as disclosed in note 8.  As at January 31, 2011, accounts payable and accrued liabilities includes $250,150 (US $250,000) for the fee.

17.	Subsequent Events:

(a)	On March 7, 2011, the Company issued an additional US $600,000 of Senior II Notes with terms and conditions as described in note 6(b).

(b)	On March 8, 2011, the Company received a conversion notice for $50,000 principal amount of Senior I Notes for which 2,500,000 common shares are to be issued.

18.	Comparative Figures:

Certain comparative figures have been reclassified to conform with current presentation.